UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82        .

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s following registration statements on Form F-3:  File No. 333-163952 and 333-167860.

EXHIBIT LIST

Exhibit	Description
99.1

Underwriting Agreement dated October 19, 2011 among RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc., Deutsche Bank Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., MGI Securities Inc., Raymond James Ltd. and Brookfield Infrastructure Partners L.P.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

by its general partner,

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: October 19, 2011	By:	/s/ Danesh Varma
		Name:	Danesh Varma
		Title:	Director

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